FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date February 26, 2007

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG INVESTMENTS INC.

Unaudited Interim Financial Statements

(Expressed in Canadian dollars)

December 31, 2007

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at December 31, 2007 nor the unaudited interim statements of net and comprehensive earnings (loss) and deficit and cash flows for the three month periods ended December 31, 2007 and December 31, 2006.

CDG Investments Inc.

Interim Balance Sheets

(Expressed in Canadian dollars)

	December 31,	September 30,
	2007	2007
	(Unaudited)
	ASSETS
CURRENT
Cash and cash equivalents	$1,972,916	$1,970,250
Deposits	44,500	44,500
	$2,017,416	$2,014,750
	LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$307,571	$305,453
Due to related parties Note 5	2,693	2,245
	310,264	307,698
	SHAREHOLDERS’ EQUITY
CAPITAL STOCK
Authorized
Unlimited number of shares without nominal or par value
Issued Note 4	29,544,273	29,544,273
CONTRIBUTED SURPLUS Note 4	320,194	320,194
DEFICIT	(28,157,315)	(28,157,415)
	1,707,152	1,707,052
	$2,017,416	$2,014,750

See accompanying notes to the financial statements.

Approved by the Board

 “Robert G. Ingram”

“Gregory Smith”

 Director

 Director

CDG Investments Inc.

Interim Statements of Net and Comprehensive Earnings (Loss) and Deficit

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

Three months Ended December 31	2007	2006
REVENUE
Interest income	$19,519	$16,598
EXPENSES
General and administrative	19,419	35,447
NET AND COMPREHENSIVE EARNINGS (LOSS)	100	(18,849)
DEFICIT, beginning of period	(28,157,415)	(28,152,484)
DEFICIT, end of period	$(28,157,315)	$(28,171,333)
NET AND COMPREHENSIVE EARNINGS (LOSS) PER SHARE
Basic	$0.00	$0.00
Diluted	$0.00	$0.00
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	40,959,855	40,959,855
Diluted	40,959,855	40,959,855

See accompanying notes to the financial statements.

CDG Investments Inc.

Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

Three months Ended December 31	2007	2006
Increase (decrease) in cash and cash equivalents
Operating activities
Interest income received	$19,519	$16,598
Cash operating expenses	(16,853)	(38,983)
	2,666	(22,385)
Increase (decrease) in cash and cash equivalents	2,666	(22,385)
Cash and cash equivalents
Beginning of period	1,970,250	1,993,452
End of period	$1,972,916	$1,971,067

Supplementary Information:

Income taxes and interest cash payments

The Company did not expend cash on income taxes or interest during the three month periods ended December 31, 2007 and December 31, 2006.

See accompanying notes to the financial statements.

CDG Investments Inc.

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

December 31, 2007

1.      Basis of Presentation and Nature and Continuance of Operations

The Company’s business had recently consisted of holding investments in primarily mineral exploration companies.  During fiscal 2006 Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during fiscal 2006, the Company distributed substantially all of its investments to shareholders both by way of a dividend in kind and a return of capital. After investment distributions to shareholders and sales in the open market, the Company had disposed of all of its investments by September 30, 2006.  During fiscal 2007 and to date, Management has been evaluating numerous possible business acquisitions with which the Company can move forward.  While the Company has more than sufficient cash resources to fund its limited operating expenses for the upcoming year, future profitable operations are dependent upon management finding a viable business for the Company.

These interim financial statements, that were not subject to audit or review by the Company’s external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2007 except for the adoption of Sections 1535, 3862 and 3863  of the CICA Handbook as described in note 2 below.    These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2007 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2.

Newly adopted accounting policies

Effective October 1, 2007, the Company adopted the following accounting standards related to financial instruments.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv)if it has not complied, the consequences of such non-compliance.

The new Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3.

Financial Instruments

The following summarizes the carrying values of the various financial instrument categories:

Category	Carrying value
Held for trading (Cash and Cash Equivalents)	$ 1,972,916
Other financial liabilities (Accounts payable and accrued liabilities and Due to related parties)	$ 310,264

Other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments.  Held for trading investments are carried at fair value which approximates cost due to their short-term nature.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

CDG Investments Inc.

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

December 31, 2007

3.

Financial Instruments (continued)

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers’ acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At December 31, 2007, these instruments were yielding a weighted average interest rate of 4.27% per annum.

4.

Capital Stock and Contributed Surplus

a)    Issued

	Number of Shares	Capital Stock Amount	Contributed Surplus Amount
Balance, September 30, 2007	40,959,855	$ 29,544,273	$ 320,194
First quarter transactions	-	-	-
Balance, December 31, 2007	40,959,855	$ 29,544,273	$ 320,194

b)

Stock option transactions and stock options outstanding

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors.  The options outstanding at December 31, 2007 vested on the grant date.

At both September 30, 2007 and December 31, 2007 stock options were outstanding that may be exercised to acquire 100,000 common shares at $0.33 per share to February 27, 2008.  During the three months ended December 31, 2007, no options were granted, exercised or cancelled and none expired without exercise.

5.      Related Party Transactions

During the three months ended December 31, 2007 companies, related by virtue of certain common officers and directors, charged $2,000, (2006 - $5,000), for the Company’s share of miscellaneous office expenses and allocated administrative salaries.   The related party payables reflect the unpaid portion of the aforementioned transactions at December 31, 2007 and September 30, 2007 as well as directors’ fees payable at December 31, 2007.

These related party transactions were in the normal course of business and were recorded at the exchange amount, being the amount established and agreed to by the two parties.

6.      Capital

The Company’s objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and undertaking a business with the ultimate goal of providing income from operations.  Capital is defined as all components of equity – share capital and contributed surplus net of deficit.

The Company is currently not subject to externally imposed capital requirements.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2007

The information included in this document should be read in conjunction with the unaudited financial statements for the three months ended December 31, 2007 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is February 22, 2008.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

In recent years, the Company’s business had consisted of holding investments in primarily mineral exploration companies.  Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during fiscal 2006, the Company distributed substantially all of its investments to shareholders both by way of a dividend in kind and a return of capital. After investment distributions to shareholders and sales in the open market, the Company had disposed of all of its investments by September 30, 2006.  During fiscal 2007 and to date, Management has been evaluating numerous possible business acquisitions with which the Company can move forward.  While the Company has more than sufficient cash resources to fund its limited operating expenses for the upcoming year, future profitable operations are dependent upon management finding a viable business for the Company.

2)

Operating Results

Three months ended December 31, 2007 compared to the three months ended December 31, 2006

The Company had net and comprehensive earnings of $100 during the three months ended December 31, 2007,(Net and Comprehensive Loss  three months ended December 31, 2006 - $18,849).  The more significant categories are summarized below:

	Three months ended December 31, 2007	Three months ended December 31, 2006
General and administrative expenses	$ (19,419)	$ (35,447)	a
Interest income	19,519	16,598	b
Net earnings (loss)	$ 100	$ (18,849)

a.   General and Administrative expenses

Overall general and administrative expenses for the three months ended December 31, 2007 decreased by $16,000 from the comparative period.  The activities in the respective quarters primarily related to costs incurred relating to the preparation of year-end filings and reporting to shareholders.  There was considerably less time required in the current period for preparation of U.S. filing documents and financial statement preparation as there were no unusual transactions in fiscal 2007 compared to several significant transactions pertaining to the distributions of dividends and returns of capital in fiscal 2006.

b.

Interest Income

The marginal increase in interest income from period to period related to slightly more favorable interest rates during the current period.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2007

3)

  Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2007	2006	2005
Financial Results
Gain on disposal of investments	$ -	$ 438,310	$ 2,583,434
Interest income	$ 86,118	$ 103,848	$ 30,690
Net Earnings (Loss)	$ (4,931)	$ 9,229,978	$ 3,693,390
Basic earnings (loss) per share	$ 0.00	$ 0.23	$ 0.11
Diluted earnings (loss) per share	$ 0.00	$ 0.23	$ 0.10
Financial Position
Working capital	$ 1,707,052	$ 1,711,983	$ 3,497,909
Total assets	$ 2,014,750	$ 2,038,126	$ 7,219,896
Capital Stock	$ 29,544,273	$ 29,544,273	$ 43,119,885
Warrants	$ -	$ -	$ 240,000
Contributed Surplus	$ 320,194	$ 320,194	$ 236,594
Deficit	$ (28,157,415)	$ (28,152,484)	$ (36,688,906)

The sale of investments throughout 2005 and 2006, as well as the investment and cash distributions to shareholders in fiscal 2006, contributed to the fluctuations in earnings, assets and working capital among the years.  For the entire 2007 fiscal year, there were no remaining investments and activities consisted only of holding cash resources in short-term interest-bearing instruments and incurring reduced general and administrative expenses while management reviewed possible business acquisitions and reorganizations.

4)

Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Dec. 31 2007	Sept. 30 2007	June 30 2007	Mar. 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	Mar. 31 2006
Interest income	$19,519	$ 22,709	$ 28,788	$ 18,023	$ 16,598	$ 20,563	$ 29,136	$ 31,883
Change in unrealized appreciation of investments	-	-	-	-	-	(22,311)	(11,303,805)	(21,060)
Gain on disposal of investments	-	-	-	-	-	22,335	303,240	26,853
Earnings (loss) before Other Income (Loss)	100	(9,279)	17,292	5,905	(18,849)	(54,025)	(11,137,660)	(90,387)
Realized change in fair value of investment	-	-	-	-	-	-	8,720,106	-
Other	-	-	-	-	-	-	530,800	-
Net Earnings (Loss)	100	(9,279)	17,292	5,905	(18,849)	(54,025)	(1,886,754)	(90,387)
Basic Earnings (Loss) per share	$0.00	$0.00	$0.00	$0.00	$ 0.00	$ 0.00	$ (0.07)	$ 0.00
Diluted Earnings (Loss) per share	$0.00	$0.00	$0.00	$0.00	$ 0.00	$ 0.00	$ (0.07)	$ 0.00

The sale of the Company’s remaining interest in Waddy Lake Resources Inc. and the sale of a royalty interest are reflected in “other” above for the quarter ended June 30, 2006.

During the year ended September 30, 2006, the Company had significant investment sales.  As a result there were significant gains on disposal of investments during the fiscal 2006 quarters.  Further, the Company became eligible to use fair value accounting for its investments during fiscal 2006.   This resulted in a significant change in unrealized gain/loss and a significant realized change in the fair value of an investment in the quarter ended June 30, 2006.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2007

4)  Selected Quarterly Financial Information (continued)

During the year ended September 30, 2007 and during the three months ended December 31, 2007, the Company no longer held investments. Management is currently investigating possible new business opportunities for the Company.  Activities during this period were limited. Investors should review the management discussion and analysis for the periods above for further details all of which can be accessed at www.sedar.com.

5)

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2007 was $1,707,000, (September 30, 2007 - $1,707,000).

During the three months ended December 31, 2007 interest income received exceeded cash operating expenses by $3,000, (2006 – cash operating expenses exceeded interest income by $22,000).  This constituted the only change to cash resources during the three month periods ended December 31, 2007 and December 31, 2006.

6)

Related Party Transactions

The following non-arm’s length transactions, (amounts rounded to nearest $1,000), occurred during the three months ended December 31, 2007:

Companies, related by virtue of certain common officers and directors, charged $2,000, (2006 - $5,000), for the Company’s share of miscellaneous office expenses and allocated administrative salaries.   The related party payables at December 31, 2007 reflect the unpaid portion of the aforementioned transactions in addition to directors’ fees payable on that date.

The purpose of related company office and administrative salary charges is to realize certain economies associated with sharing office expenses and administrative services.  Related party transactions were in the normal course of operations and were measured at the “exchange amount,” which is the amount of consideration established and agreed to by the related parties.

7)

Contractual Obligations

As the Company terminated its office sub-lease during fiscal 2006, it had no contractual obligations at December 31, 2007.

8)

Capital Stock and Contributed Surplus

a)

Authorized and Issued

The Company is authorized to issue an unlimited number of shares without nominal or par value.  There have been no changes to issued capital stock and no changes to contributed surplus during the three months ended December 31, 2007 and no changes during the period from January 1, 2008 to February 22, 2008.

       b)   Stock options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

No stock options were granted, exercised or cancelled, and none expired during the three months ended December 31, 2007 and during the period from January 1, 2008 to February 22, 2008.

9)

Directors and Officers

Robert Ingram, Chief Executive Officer/ President and Director       Calvin Fairburn, Director

Gregory Smith, Chief Financial Officer and Director                         Kerry Brown, Director

Barbara O’Neill, Corporate Secretary

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2007

10)

Management Remuneration

Ms. O’Neill is the corporate secretary of the Company, but is employed by a corporation that is related by virtue of certain officers and directors.  This related corporation billed the Company $1,100 for the time that Ms. O’Neill devoted to CDG business during October, November and December, 2007.

Directors are remunerated in cash for attendance at meetings of the board of directors, ($500 for each meeting attended in person; $300 for each meeting attended by telephone).  Further they receive stock options in recognition of their service.  No stock options were granted during the three months ended December 31, 2007.  During the three months ended December 31, 2007 Messrs. Fairburn and Smith each received $500 and Messrs. Brown and Ingram each received $300 for meetings attended.

11)

New Accounting Policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards related to financial instruments and capital disclosure.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

12)

Off-Balance Sheet Transactions

The Company has no “Off-Balance Sheet Transactions” to report.

13)

Outlook

The Company has disposed of all of its investments and management is actively reviewing possible business acquisitions in other business areas.

14)

Risk Factors

The Company has disposed of significantly all of its investment assets.  There is a risk that the Company will be unable to find a suitable new business that will generate future earnings.

15)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

16)   Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.